PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

SUPPL

BY COURIER

No/Date : F | D1-264/14.7.09

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

[redacted]

09046641

SEC
Mail Processing
Section

JUL 17 2009

Washington, DC
122

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure
- An Announcement

dlw 7/28

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

The Board of Directors of PPC S.A. approved today, July 14, 2009, the participation of the Company through a Joint Venture with Golden Energy One Holdings Ltd (Restis Group of Companies) in the Tender launched by the Government of Montenegro for the acquisition of shares and participation in the share capital increase, up to a 45% stake in the company Electroprivreda Crne Gore AD Niksic (EPCG).

In addition, the Board of Directors of PPC approved the terms of participation of the Joint Venture in the Tender for the submission of the relevant bid.

Above decision was taken in line with PPC strategy to seek revenue growth through expansion in Southeastern European markets.

EPCG is the vertically integrated electric utility of Montenegro active in generation, distribution and supply of electricity. The installed capacity of the company's power plants (thermal and hydroelectric) is 868MW and the annual net generation of energy is 2,045 GWh, supplying 322.5 thousand customers.

Athens, July 14 2009